PE 3-31-02

02024715

.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending March 31, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F _

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1 ° Press release issued by Cambior Inc. on March 6, 2002 announcing the filing of a preliminary short form prospectus; and

2 ° Press release issued by Cambior Inc. on March 15, 2002 announcing the reception of a final receipt for the short form prospectus.

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, March 6, 2002

CAMBIOR FILES A PRELIMINARY SHORT FORM PROSPECTUS

Cambior Inc. announces that it filed yesterday a preliminary short form prospectus in connection with the Cdn $27.75 million special warrants offering completed last week.

In connection with the filing of the preliminary short form prospectus, the Company also filed on SEDAR (www.sedar.com) its 2001 audited consolidated financial statements and the Management Discussion and Analysis ("MD&A").

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

Longueuil, le 6 mars 2002

CAMBIOR DÉPOSE UN PROSPECTUS SIMPLIFIÉ PROVISOIRE

Cambior inc. annonce qu'elle a déposé hier un prospectus simplifié provisoire dans le cadre du placement de bons de souscription spéciaux complété la semaine dernière pour un produit brut de 27,75 millions $ Can.

Dans le cadre du dépôt du prospectus simplifié provisoire, la Compagnie a également déposé sur SEDAR (www.sedar.com) ses états financiers consolidés vérifiés pour l'exercice 2001 ainsi que les Commentaires et Analyse de la Direction.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la bourse de Toronto et de *l'American Stock Exchange* (AMEX).

-30-

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
<u>Investor Relations / Relations avec les investisseurs</u>
Robert LaVallière
Manager/Directeur
Tel.: (450) 677-0040, extension 3314 Fax: (450) 677-3382
E-mail: info@cambior.com Website: www.cambior.com

PR-2002-10

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, March 15, 2002

CAMBIOR RECEIVES A FINAL RECEIPT FOR ITS SHORT FORM PROSPECTUS

Cambior Inc. announces that it received a final receipt dated March 13 for its short form prospectus in connection with the Cdn $27.75 million special warrants offering completed on February 27, 2002.

On March 22, the number of shares outstanding will be increased to 126.2 million from 104.9 million. The new common shares and the 10.67 million warrants will be listed on the Toronto Stock Exchange (TSE).

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

Longueuil, le 15 mars 2002

CAMBIOR REÇOIT UN VISA DÉFINITIF POUR SON PROSPECTUS SIMPLIFIÉ

Cambior inc. annonce qu'elle a reçu un visa définitif daté du 13 mars pour son prospectus simplifié dans le cadre du placement de bons de souscription spéciaux complété le 27 février 2002 pour un produit brut de 27,75 millions $ Can.

En date du 22 mars, le nombre d'actions en circulation sera augmenté de 104,9 millions à 126,2 millions. Les nouvelles actions ordinaires et les 10,67 millions de bons de souscription seront inscrits à la bourse de Toronto (TSE).

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la bourse de Toronto et de *l'American Stock Exchange* (AMEX).

-30-

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
Investor Relations / Relations avec les investisseurs
Robert LaVallière
Manager/Directeur
Tel.: (450) 677-0040, extension 3314   Fax: (450) 677-3382
E-mail: info@cambior.com   Website: www.cambior.com
PR-2002-11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: April 5, 2002

By: ______________________
Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary